LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE

STUART REED, ESQUIRE

WWW.LEGALANDCOMPLIANCE.COM

OF COUNSEL

DIRECT E-MAIL:

LAURAANTHONYPA@AOL.COM

October 15, 2008

VIA EDGAR FILING SYSTEM

Ms. Jennifer Gowetski

Senior Counsel

Securities and Exchange Commission

Washington, D. C. 20549.

RE: INfe Human Resources, Inc.

       Schedule 14C

       Filed September 17, 2008

       File No. 000-50374.

Dear Ms. Gowetski:

We are electronically filing herewith on behalf of Infe Human Resources, Inc. (the “Registrant”) Amendment No. 2 to the above-referenced Schedule 14C Information Statement.  We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter dated October 14, 2008.

Please be advised that the figure of 18,445,640 on page 3 was a typographical mistake that was not corrected when the share ownership of Arthur Viola and John Rudy was completed later in the drafting process.  Again, as set forth in previous correspondence, the amendment was only voted on by Arthur Viola and John Rudy, members of the Board of Directors.

The Company hereby acknowledges that (1) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Laura E. Anthony

INFE HUMAN RESOURCES, INC.

/s/ Arthur Viola

Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401

PHONE: 561-514-0936 • CELL: 561-512-8224 •FAX 561-514-0832

E-MAIL •LAURAANTHONYPA@AOL.COM • WWW.LEGALANDCOMPLIANCE.COM